SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Amendment No. 1

MMA Capital Management, LLC

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

55315D105

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 55315D105	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gary A. Mentesana
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 170,000
	6	SHARED VOTING POWER 166,789
	7	SOLE DISPOSITIVE POWER 170,000
	8	SHARED DISPOSITIVE POWER 166,789
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 336,789
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6% **
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

SCHEDULE 13G

This (this “Schedule 13G”) relates to shares of Common Shares, no par value (the “Common Stock”), of MMA Capital Management, LLC, a Delaware limited liability company (the “Issuer”), and is being filed by Gary A. Mentesana  (referred to herein as the “Reporting Person”).

Item 1(a)	Name of Issuer.

MMA Capital Management, LLC

Item 1(b)	Address of Issuer’s Principal Executive Offices.

3600 O’Donnell Street, Suite 600

Baltimore, Maryland 21224

Item 2(a)	Name of Person Filing.

Gary A. Mentesana

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

c/o MMA Capital Management, LLC
3600 O’Donnell Street, Suite 600
Baltimore, Maryland 21224

Item 2(c)	Citizenship or Place of Organization.

Mr. Mentesana is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Shares, no par value (the “Common Stock”).

Item 2(e)	CUSIP Number.

55315D105

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	The Reporting Person may be deemed the beneficial owner of 336,789 shares of Common Stock.

(b)

The Reporting Person may be deemed the beneficial owner of 5.6% of the outstanding shares of Common Stock. This percentage was calculated by dividing (i) the number of shares of Common Stock reported in Item 4(a) held by the Reporting Person by (ii) 5,984,660, the number of shares of Common Stock issued and outstanding as of November 2, 2017, as reported in the Issuer’s Form 10-Q filed on November 9, 2017 with the Securities and Exchange Commission (5,814,660) plus the additional shares outstanding if the stock option awards were exercised (170,000).

(c)

The Reporting Person has the power to vote and dispose of the 166,789 shares of Common Stock held directly as of December 31, 2017. In addition, the Reporting Person is eligible to acquire 170,000 additional shares via the exercise of vested stock option awards.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

Inapplicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018

/s/ Gary A. Mentesana
Gary A. Mentesana